    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 9, 2001.
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                       SPORTS RESORTS INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   MICHIGAN                                      38-3262264
         (STATE OR OTHER JURISDICTION                          (IRS EMPLOYER
      OF INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NUMBER)

                    951 AIKEN ROAD, OWOSSO, MICHIGAN, 48867
                                 (989) 725-8354
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                         ------------------------------

                                   COPIES TO:

             GREGORY T. STRZYNSKI                           DAVID B. BRAUN, ESQ.
           CHIEF FINANCIAL OFFICER                              BUTZEL LONG
      SPORTS RESORTS INTERNATIONAL, INC.               150 WEST JEFFERSON, SUITE 900
                951 AIKEN ROAD                            DETROIT, MICHIGAN 48226
            OWOSSO, MICHIGAN 48867                             (313) 225-7000
                (989) 725-8354

               (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                  NUMBER OF SHARES       PROPOSED MAXIMUM          AMOUNT OF
    TITLE OF EACH CLASS OF             TO BE              OFFERING PRICE       AGGREGATE OFFERING        REGISTRATION
SECURITIES TO BE REGISTERED(1)     REGISTERED(2)         PER SECURITY(3)            PRICE(3)                 FEE
--------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value
  per share.................         33,361,475               $16.67              $556,135,788           $139,033.95
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

(1) This Registration Statement relates to the sale and resale of common shares, $0.01 par value, of the Registrant.

(2) Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, there are also registered hereunder such indeterminate number of additional shares as may be issued to the Selling Securityholders to prevent dilution resulting from stock splits, stock dividends, or similar transactions.

(3) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) based on the average of the bid and asked prices of our common stock as reported on the NASDAQ Small Cap on August 8, 2001.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     SUBJECT TO COMPLETION, AUGUST 9, 2001

PROSPECTUS

                        9,822,195 SHARES OF COMMON STOCK
                             PROPOSED TO BE SOLD BY

                       SPORTS RESORTS INTERNATIONAL, INC.

                                      AND

                       23,539,280 SHARES OF COMMON STOCK
             PROPOSED TO BE SOLD BY CERTAIN SELLING SHAREHOLDERS OF

                       SPORTS RESORTS INTERNATIONAL, INC.
                            ------------------------

     This prospectus relates to the proposed sale, on a best efforts basis, of 9,822,195 shares of our common stock, ($0.01 par value). We are not required to, and there is no guarantee that we will, sell any of the shares. The sale of these shares is not being underwritten. In the event that we decide to sell our common stock we may sell the shares in one or more of the following manners: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus and (c) ordinary brokerage transactions and transactions where the brokers solicit purchasers. In effecting sales, brokers or dealers engaged by us may arrange for other brokers or dealers to participate. Brokers and dealers will receive commissions or discounts from us in amounts to be negotiated immediately prior to sale.

     In addition, the selling shareholders or their pledges, donees, transferees or other successors in interest are offering up to 23,539,280 shares of our common stock, ($0.01 par value). We will not receive any proceeds from the sale of our common stock by the selling shareholders. Such sales may be made on the NASDAQ Small Cap Market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus and (c) ordinary brokerage transactions and transactions where the brokers solicit purchasers. In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers and dealers will receive commissions or discounts from selling shareholders in amounts to be negotiated immediately prior to sale.

     Our common stock is traded on the NASDAQ Small Cap market under the symbol "SPRI".

     A copy of our Annual Report on Form 10-K for the year ended December 31, 2000 and a copy of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001, accompany this prospectus.

                            ------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3.
                            ------------------------

     You should read this prospectus and any prospectus supplements carefully before you invest.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NEITHER WE NOR THE SELLING SHAREHOLDERS MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS
 EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR
                             SALE IS NOT PERMITTED.

                            ------------------------

                        PROSPECTUS DATED AUGUST 9, 2001

FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus are forward-looking statements. These forward-looking statements include statements relating to our performance. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding the intent, belief or current expectations of us or our officers, including statements preceded by, "should," "believe," "may," "will," "propose," "expect," "anticipate," "estimate," "continue," "predict," or similar expressions.

     It is important to note that our actual results could differ materially from those anticipated from the forward-looking statement depending on various "risk factors." The risk factors that may affect the accuracy of our forward-looking statements are discussed under the caption "Risk Factors."

     All forward-looking statements in this prospectus are based on information available to us on the date of this report. We do not undertake to update any forward-looking statements that may be made by us or on our behalf in this report or otherwise. In addition please note that the matters discussed under the caption "Risk Factors" constitute cautionary statements identifying important factors with respect to the forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

                                  THE COMPANY

     We are a Michigan corporation and a holding company with two active wholly-owned subsidiaries. We have no independent operations of our own, however, we provide various administrative functions for the operating subsidiaries. The Colonel's Truck Accessories, Inc. ("CTA"), and The Colonel's Brainerd International Raceway, Inc. (formerly named Brainerd International Raceway, Inc.) ("CBIR") are our two operating subsidiaries. In addition, The Colonel's Inc. ("The Colonel's") is an inactive subsidiary which sold substantially all of its assets except for certain land and transportation equipment in December 1998. Our subsidiaries operate in two industry segments, truck accessories and sports and entertainment.

     Our CTA subsidiary was formed in 1995 to meet a need in the new and used vehicle accessories market for high quality pickup truck bedliners. CTA began to manufacture its products in May of 1996 and began to market and distribute its products during the third quarter of 1996. Truck bedliners are plastic inserts that are placed into the rear beds of pickup trucks. Owners purchase these inserts to protect the paint and structural integrity of their truck beds. Many manufacturers/distributors of this product are already in the marketplace and their products range in quality from very poor to excellent. Poor bedliners have bad fit and finish, may require special drilling into the vehicle to support mounting attachments and are of thinner gauge plastic. Our products do not have these deficiencies. Other differentiating features of better products include sidewall reinforcements, drainage channels and other features. In our opinion, we manufacture a highly competitive product. CTA's product line currently consists of truck bedliners that are made to fit a number of different vehicle models. CTA produces both under-the-rail and over-the-rail products. CTA manufactures approximately 90 different bedliners. Total annual production capacity in our Owosso plant is estimated at over 700,000 units, assuming three shifts of operation. The facility currently runs two shifts per day. Products are sold to a wide network of distributors and dealers across the United States. Sales are directed from CTA's Owosso, Michigan facility by its marketing manager to outside district sales people.

     CBIR and its predecessors have operated the Brainerd International Raceway, which is located at 4343 Highway 371 North, Brainerd, Minnesota (the "Raceway"), since June 1973. At the Raceway, CBIR organizes and promotes various spectator events such as road and drag races, including races for sports cars, motorcycles and go-karts, and derives a substantial portion of its revenues from ticket sales and spectator attendance. CBIR derives its revenues from four principal sources: (1) admissions; (2) camping fees, concession sales, and track rentals;
(3) entry fees; and (4) sponsorship fees. During 2001, CBIR has organized or plans to organize and promote several major spectator events, including two drag races (the "Federal-Mogul Drag Racing Series" and The National Hot Road Association ("NHRA") "Winston Nationals"), two special events ("The Colonel's Truck Accessories Show & Go" and "The Colonel's Truck Accessories Muscle Car Shoot-Out"), and one motorcycle race (the "AMA Classic"). Frequently CBIR rents the Raceway to various individuals or organizations for their own unsanctioned events. Companies and other organizations use the track for winter cold weather testing, driving schools and to test or film the operation of various motor vehicles. In addition to continuing to schedule the events discussed above, CBIR is also seeking to establish additional revenue producing uses for the Raceway. Events under consideration include additional spectator racing events and music festivals.

                              RECENT DEVELOPMENTS

     On July 9, 2001, our Board of Directors declared a 2 for 1 stock split payable to shareholders of record on August 9, 2001. In order to effectuate the stock split, on July 17, 2001, we sought and obtained the consent of the majority shareholders to amend our Articles of Incorporation to increase the number of authorized shares of common stock from 35,000,000 to 70,000,000.

                                  RISK FACTORS

     The securities offered hereby involve a high degree of risk and should only be purchased by persons who can afford the loss of their entire investment. The following constitute some of the potential risks of an investment in our securities and should be carefully considered by prospective investors prior to purchasing our securities. The order of the following is not intended to be indicative of the relative importance of any described risk nor is the following intended to be inclusive of all of the risks of an investment in our securities. You should carefully consider the following risk factors and other information in this prospectus before deciding to purchase our securities.

OWNERSHIP OF OUR COMMON STOCK IS CONCENTRATED IN TWO SHAREHOLDERS WHICH ARE ABLE TO EXERCISE CONTROL AND MAKE DECISIONS THAT MAY NOT BE IN THE BEST INTEREST OF ALL OF OUR SHAREHOLDERS.

     Donald and Patsy Williamson, the selling shareholders, own approximately 97.3% of our issued and outstanding shares of common stock. Accordingly, Donald and Patsy Williamson are able to control the election of directors and all other matters which are subject to a vote of shareholders. This concentration of ownership may have the effect of delaying or preventing a change of control of Sports Resorts International, Inc. even if this change of control would benefit all of the shareholders.

OUR TRUCK ACCESSORIES BUSINESS FACES STRONG COMPETITION WHICH COULD AFFECT OUR SALES AND PROFIT MARGINS.

     We compete for sales of truck bed liners and other truck accessories against a number of companies. Many of these companies are larger, have greater market recognition and substantially greater financial, technical, marketing, distribution and other resources than we have. While product quality is an important factor, price is also very important to our customers. We attempt to manufacture a high quality product which is cost competitive. We have faced and will continue to face additional competition from new entrants into our markets. We cannot be certain that we will be able to compete successfully against our existing or any new competition that may emerge.

OUR RACETRACK OPERATES ON A SEASONAL BASIS AND THEREFORE THE PROFITABILITY OF OUR RACEWAY OPERATIONS GREATLY DEPEND ON THE WEATHER AT OUR RACETRACK.

     The operation of our racetrack occurs from May through September. In the event that there is an extended period of rain or other unseasonable weather during our operating season, we may not be able to attract as many spectators and our results of operations from our racetrack could be adversely affected.

WE HAVE A HISTORY OF LOSSES AND THERE IS NO ASSURANCE OF OUR FUTURE
PROFITABILITY.

     Over the past two years we have not been profitable. We operate in two very competitive segments which affect our profit margins and our ability to raise prices to improve profitability. We cannot accurately predict the pace and extent of our revenue growth and the profitability of our businesses.

WE NEED TO MAINTAIN AND ENHANCE OUR WORKING RELATIONSHIP WITH THE NATIONAL HOT ROD ASSOCIATION.

     In order to be successful, our raceway operations need to maintain a good relationship with the sanctioning body of our racing events, the National Hot Rod Association ("NHRA"). While we believe that we have a good relationship with the NHRA, the current term of our sanctioning agreement ends on December 31, 2002. In the event the sanctioning agreement is not extended, it is likely that our results of operations would be adversely affected.

OUR RACEWAY OPERATIONS FACE COMPETITION FOR TICKET SALES AND MARKETING AND ADVERTISING DOLLARS.

     We compete for marketing, advertising and ticket sales with other sports and with other entertainment and recreational activities. In the event fan interest in racing declines, it is likely that our results of operations would be adversely affected. We compete with well-established raceway operations some of which have greater market recognition and substantially greater financial, technical, marketing, distribution and other resources than we have. Our ability to compete successfully depends on a number of factors which are primarily outside our control including our ability to renew our sanctioning agreement, our ability to develop and maintain effective marketing programs, the number and location of our competitors and general market and economic conditions.

OUR FUTURE SUCCESS WILL BE DEPENDENT ON THE SKILL OF OUR KEY PERSONNEL.

     Our success depends upon the availability and performance of our officers and senior management and other key personnel. We rely heavily upon the expertise of a relatively small core of executives. We do not have employment agreements with any of our key personnel. The loss of the services of one or more of our key executives could have a material adverse effect on our operations.

WE MAY INCUR LIABILITY FOR PERSONAL INJURIES.

     Racing events can be dangerous to participants and to spectators. We maintain insurance policies that provide coverage within limits that in our judgment are sufficient to protect us from material financial loss due to liability for personal injuries sustained by, or death of spectators in the ordinary course of our business. Our insurance may not be adequate or available at all times and in all circumstances. In the event damages for injuries sustained by our spectators exceed our liability coverage or our insurance company denies coverage, our financial condition, results of operations and cash flows could be adversely affected to the extent claims and associated expenses exceed our insurance recoveries.

WE WILL NEED ADDITIONAL FINANCING WHICH MAY OR MAY NOT BE AVAILABLE OR WHICH MAY DILUTE THE OWNERSHIP INTEREST OF CURRENT SHAREHOLDERS.

     We have previously announced plans to develop a large sports and entertainment complex in Mt. Morris, Michigan. We are currently evaluating various financing alternatives which may include the issuance of either debt or equity to fund the development costs of this complex. If additional capital is needed, there is no assurance that it can be obtained on terms acceptable to us. If we cannot obtain sufficient capital to develop the complex we may not be able to implement our business plan.

OUR COMMON STOCK HAS A LIMITED TRADING MARKET WHICH MAY MAKE IT DIFFICULT TO SELL OR OBTAIN AN ADEQUATE PRICE FOR YOUR SHARES.

     There is a limited public market for our common stock and there is no assurance that an active trading market will develop or be sustained. There can be no assurance that any shareholder will be able to liquidate his or her investment without considerable delay, if at all. Because of this lack of liquidity, our stock price may be highly volatile.

OUR TRUCK ACCESSORY BUSINESS IS TIED TO THE NORTH AMERICAN VEHICLE INDUSTRY WHICH IS HIGHLY CYCLICAL AND DEPENDENT ON CONSUMER SPENDING AND GENERAL ECONOMIC CONDITIONS IN NORTH AMERICA.

     Sales of our truck accessories including bedliners is tied to the North American vehicle industry. The truck industry is highly cyclical and dependent on consumer spending and general economic conditions in North America. We only sell our truck accessories in the United States and as result we are solely dependent on the health and vitality of the U.S. economy for our success. There can be no assurance that production of pickup trucks will not decline in the future or that we will be able to fully utilize our manufacturing capacity. Economic factors adversely affecting truck sales and production and consumer spending could adversely impact our sales and operating results.

OUR PROFITABILITY IS DEPENDENT ON CONTROL OF OUR COSTS, IN THE EVENT WE ARE UNABLE TO CONTROL OUR COSTS, OUR FINANCIAL RESULTS COULD BE ADVERSELY AFFECTED.

     In order to manufacture our truck accessories we require plastic resin as a raw material. The cost of plastic resin is directly dependent upon fluctuations in petroleum prices. We do not have any long- term supply contracts and do not use any hedging techniques to manage the costs of plastic resin. In the event petroleum prices increase, we may be unable to pass the increased raw material costs on to our customers which could adversely affect our results of operations. In addition, we attempt to control our labor costs. In the event that the cost of labor increases and we are unable to pass such increased labor costs to our customers, our results of operations could be adversely affected.

FLUCTUATIONS IN INTEREST RATES COULD INCREASE OUR BORROWING COSTS AND ADVERSELY AFFECT OUR FINANCIAL RESULTS.

     In the event we borrow money in the future, we may be exposed to changes in interest rates. Our credit facilities are usually based on the prime rate of interest which is not necessarily the lowest rate of interest. If the interest rate charged by our lenders increase, there could be an adverse effect on our financial results.

THE EFFECTS OF INFLATION COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS IF OUR COSTS INCREASE FASTER THAN WE CAN PASS THEM ON TO OUR CUSTOMERS.

     The relatively moderate rate of inflation experienced during the last decade has not had a significant impact on our results of operations. However, there can be no assurance that a moderate rate of inflation will continue. In the event the rate of inflation increase more dramatically in the future, our costs may increase faster than we can pass them on to our customers which would have an adverse effect on our financial results.

OUR FAILURE TO PROPERLY MANAGE MERGERS, ACQUISITIONS, DISPOSITIONS, AND DIVERSIFICATIONS INTO OTHER LINES OF BUSINESS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

     Recently, we announced that we have decided to expand the sports and entertainment aspects of our business. In the future we may expand or contract our operations through mergers, acquisitions, dispositions and diversification. These activities expose us to a number of special risks, including diversion of management's attention, failure to retain key personnel or customers of an acquired business, difficulties transitioning operations to accommodate new businesses or activities and limited experience in managing a large sports and entertainment enterprise. There can be no assurance that we will be able to effectively manage these special risks.

                                USE OF PROCEEDS

     If any of the selling shareholders sell any common shares offered under this prospectus and an accompanying prospectus supplement, we will not receive any of the proceeds from their sale of common shares.

     Unless we otherwise specify in a prospectus supplement, the net proceeds we receive from the sale of the 9,822,195 shares of common stock we are offering will be used for working capital and other general corporate purposes.

                             AVAILABLE INFORMATION

     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). Copies of the reports, proxy statements and other information can be obtained at the SEC's Public Reference Room which is located at 450 Fifth Street, N.W. Washington, D.C. You can request copies of such documents by writing to the SEC and paying a fee for the cost of copies. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     This prospectus is part of a Registration Statement on Form S-2 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus. For further information you may:

     - read a copy of the Registration Statement, including the exhibits and schedules, without charge at the SEC's Public Reference Room; or

     - obtain a copy from the SEC upon payment of the fees proscribed by the SEC.

                           INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" certain of our publicly filed documents into this prospectus. Incorporation by reference means that the information included in those documents is considered part of this prospectus. We incorporate by reference into this prospectus the following documents:

     - Our Annual Report on Form 10-K for the year ended December 31, 2000

     - Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001

     - Our Current Reports on Form 8-K filed on January 26, February 28 and March 14, 2001

     - Our Proxy Statement filed on August 29, 2000 relating to our annual meeting of shareholders held on September 28, 2000.

     These documents can be obtained by referring to our commission filing number which is 2-98277C.

     Upon your written request, we will provide you with a copy of any or all of the documents incorporated by reference, without charge. You should direct any requests for documents to Gregory T. Strzynski, Chief Financial Officer, 951 Aiken Road, Owosso, Michigan 48867 (989) 725-8354.

                              PLAN OF DISTRIBUTION

Plan of Distribution for Selling Shareholders

     The shares offered hereby by the Selling Shareholders may be sold from time to time by the Selling Shareholders. Such shares may be sold in the NASDAQ Small Cap Market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by each of the Selling Shareholders acting as principal for its own account or in ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in the resales.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Shareholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Selling Shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares offered hereby against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the Selling Shareholders against certain liabilities in connection with the offering of our common stock, including liabilities arising under the Securities Act.

     It is not possible at the present time to determine the price to the public in any sale of our common stock by the Selling Shareholders. Accordingly, the public offering price and the amount of any underwriting discounts and commissions will be determined at the time of such sales by the Selling Shareholders. We will pay substantially all of the expenses incident to the registration, offering and sale of the shares of our common stock by the Selling Shareholders, other than fees, discounts and commissions of underwriters, dealers or agents, if any, and transfer taxes.

Plan of Distribution of Sports Resorts International, Inc.

     We may sell up to 9,822,195 shares of our common stock pursuant to this prospectus:

     - directly to purchasers, or

     - through agents, underwriters, or dealers, or

     - through a combination of any of these methods of sale.

     We may distribute the shares of common stock from time to time in one or more transactions at a fixed price or at market prices prevailing at the time of sale, or at prices related to the prevailing market prices or at negotiated prices.

     We may designate agents to solicit offers to purchase the securities from time to time. These agents may be deemed to be underwriters, as defined in the Securities Act of 1933, involved in the offer and sale of securities. The prospectus supplement will name the agents and any commissions we pay them. Agents may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, under agreements between us and the agents, and the agents or their affiliates may extend credit to or engage in transactions with or perform services for us in the ordinary course of business. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of its appointment.

     If we use any underwriters in the sale of the common stock, we will enter into an underwriting agreement with them at the time of sale and the names of the underwriters and the terms of the transaction will be set forth in the prospectus supplement that the underwriters use to make resales of the common stock. The underwriters may be entitled to under the relevant underwriting agreement to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, and the underwriters or their affiliates may extend credit to or engage in transactions with or perform services for us in the ordinary course of business.

     If we use dealers in the sale of the common stock, we will sell the common stock to those dealers, as principals The dealers may then resell the common stock to the public at varying prices to be determined by them at the time of resale. Dealers may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, and the dealers or their affiliates may extend credit to or engage in transactions with or perform services for us in the ordinary course of business.

                              SELLING SHAREHOLDERS

     The following table sets forth as of June 30, 2001 information with regard to the beneficial ownership of our common stock by the Selling Shareholders. The Selling Shareholders may not have a present intention of selling the shares and may offer all of the shares for sale or less than the all of the shares indicated, or may sell the shares by a means other than this offering.

                                                      SHARES
                                                   BENEFICIALLY                   SHARES OF        SHARES
                                                      OWNED           % OF          COMMON      BENEFICIALLY
                                                      BEFORE       OUTSTANDING      STOCK       OWNED AFTER
                     NAME                          OFFERING(1)       SHARES       OFFERED(2)    OFFERING(3)
                     ----                          ------------    -----------    ----------    ------------
Donald J. Williamson...........................     11,906,780       49.2%        11,906,780         0
Patsy Williamson...............................     11,632,500       48.1%        11,632,500         0

-------------------------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes, generally, voting power and/or investment power with respect to securities. Shares of common stock subject to options or warrants exercisable within 60 days are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of ownership of any other person. Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by them. Information with respect to beneficial ownership is based upon the Company's stock records and data supplied to the Company by the Selling Shareholders.

(2) The Selling Shareholders may offer less than the amount of shares indicated. No representation is made that any shares will or will not be offered for sale.

(3) This assumes that all the shares owned by the Selling Shareholders which are offered hereby are sold. The Selling Shareholders reserve the right to accept or reject, in whole or in part, any proposed purchase of the shares.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

COMMON STOCK

     Outstanding Shares. As of June 29, 2001, there were 24,177,805 outstanding shares of our common stock held by approximately 235 holders of record. The outstanding shares of our common stock are, and the shares of our common stock being offered by the Selling Shareholders are fully paid and nonassessable.

     Dividends. The holders of our common stock are entitled to receive such lawful dividends, as may be declared by our board of directors.

     Liquidation. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share in all of our assets that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holder of our preferred stock.

     Preemption, Conversion and Redemption. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

     Voting Rights. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the Shareholders and do not have cumulative voting rights. Accordingly, the holders of a majority of the common stock may elect all of the directors standing for election.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby has been passed upon by Butzel Long, Detroit, Michigan.

                                    EXPERTS

     The financial statements and the related financial statement schedules incorporated into this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated by reference herein, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

------------------------------------------------------
------------------------------------------------------
     Sports Resorts International has not authorized anyone to give any information or make any representation about Sports Resorts International that is different from, or in addition to, that contained in this prospectus or in any of the materials that have been incorporated by reference into this document. You should not rely on any information given to you that is not included in this document. The information in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                             ---------------------

                               TABLE OF CONTENTS

The Company............................      1
Recent Developments....................      2
Risk Factors...........................      3
Use of Proceeds........................      6
Available Information..................      7
Incorporation by Reference.............      7
Plan of Distribution...................      8
Selling Shareholders...................     10
Description of Securities..............     11
Legal Matters..........................     11
Experts................................     11

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby:

Securities and Exchange Commission registration fee.........    $139,033.95
Printing expenses...........................................      10,000.00
Legal fees and expenses (including Blue sky fees)...........      50,000.00
Accounting fees and expenses................................      20,000.00
Miscellaneous...............................................       5,000.00
                                                                -----------
       TOTAL................................................    $224,033.95
                                                                ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws require the Company to indemnify any director, officer, former director or officer of the Company or any person who may have served at the request of the Company as a director or officer of another corporation in which the Company owns shares of capital stock, or of which it is a creditor, against reasonable expenses (including attorneys' fees) actually and necessarily incurred by such person in connection with the defense of any civil, criminal or administrative action, suit or proceeding in which such person is made a party or with which such person is threatened by reason of being or having been or because of any act made a party or with which such person is threatened by reason of being or having been or because of any act as a director or officer of the Company within the course of such person's duties or employment, except in relation to matters as to which such person is determined to be liable for negligence or misconduct in the performance of such person's duties. The Company may also reimburse any director or officer for the reasonable costs of settlement of any such action, suit or proceeding, if it is found by a majority of a committee composed of the directors not involved in the matter in controversy (whether or not a quorum) that it was in the interests of the Company that such settlement be made and that the director or officer was not guilty of negligence or misconduct. The right of indemnification will extend to the estate, personal representative, guardian and conservator of any deceased or former director or officer or person who would have been entitled to indemnification. Such rights of indemnification and reimbursement will not be deemed exclusive of any other rights to which such director or officer may be entitled under any statute, agreement, vote of shareholders, or otherwise.

ITEM 16. EXHIBITS

     The following exhibits are filed as part of this report.

EXHIBIT
NUMBER     DESCRIPTION
-------    -----------
 2.1       Amended and Restated Asset Purchase Agreement by and between
           Colonel's Acquisition Corp. (later renamed AutoLign
           Manufacturing Group, Inc.), The Colonel's International,
           Inc., The Colonel's, Inc. and Donald J. Williamson dated
           November 23, 1998. Incorporated by reference to Appendix A to the Company's Definitive Proxy Statement filed with the
           Securities and Exchange Commission on December 7, 1998.
 2.2       First Amendment to Amended and Restated Asset Purchase
           Agreement by and between AutoLign Manufacturing Group, Inc.
           (formerly known as Colonel's Acquisition Corp.), The
           Colonel's International, The Colonel's, Inc. and Donald J.
           Williamson dated December 17, 1998. Incorporated by
           reference to Exhibit 2(b) to the Company's Report on Form
           8-K filed with the Securities and Exchange Commission on
           December 30, 1998.
 2.3       Agreement and Plan of Merger by and among The Colonel's
           International, Inc., The Colonel's Rugged Liner, Inc.,
           Rugged Liner, Inc., Triad Management Group, Inc., Aerocover,
           Inc., Ground Force, Inc., and certain shareholders of the
           foregoing, dated March 13, 1998. Incorporated by reference to Exhibit 2(a) to the Registrant's Current Report on Form
           8-K dated May 8, 1998.
 2.4       First Amendment to Agreement and Plan of Merger, by and
           among The Colonel's International, Inc., The Colonel's
           Rugged Liner, Inc., Rugged Liner, Inc., Triad Management
           Group, Inc., Aerocover, Inc., Ground Force, Inc., and
           certain shareholders of the foregoing, dated April 23, 1998.
           Incorporated by reference to Exhibit 2(b) to the
           Registrant's Current Report on Form 8-K dated May 8, 1998.
 3.1       Articles of Incorporation of the Company, as amended.
           Incorporated by reference from Exhibit 3.1 to the Company's
           Report on Form 10-Q for the period ended March 31, 1997.
 3.1.5     Amendment to the Articles of Incorporation of the Company.
           Incorporated by reference from Schedule 14C filed on March
           19, 2001
 3.2       Bylaws of the Company, as amended. Incorporated by reference from Exhibit 3.2 to the Company's Report on Form 10-Q for
           the period ended March 31, 1997.
 4.1       Bylaws of the Company defining the rights of the security
           holders incorporated by reference from Exhibit 3.2
 5.1**     Opinion of Butzel Long
10.1       The Colonel's International, Inc. 1995 Long-Term Incentive
           Plan, as amended to date. Incorporated by reference from
                          .
10.2       Sponsorship Agreement between the Company and the National
           Hot Rod Association, Inc. Incorporated by reference
           from
21**       Subsidiaries of the Registrant.
23*        Consent of Deloitte & Touche LLP.
24*        Powers of Attorney.

-------------------------
 * Filed herewith.
** To be filed by Amendment.

ITEM 17. UNDERTAKING

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the forgoing, any increase in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraph (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
        Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15 (d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) The Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to who the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

          (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registration of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (5) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 242(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Owosso, State of Michigan, on August 9, 2001.
                                          SPORTS RESORTS INTERNATIONAL, INC.

                                          By:  /s/ DONALD J. WILLIAMSON
                                          --------------------------------------
                                          Donald J. Williamson
                                          Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below under the heading "Signature" constitutes and appoints Gregory T. Strzynski as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any or all amendments to this registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully for all intents and purpose as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

      /s/ DONALD J. WILLIAMSON          (Principal Executive Officer)           August 9, 2001
------------------------------------    Chairman of the Board, Chief
        Donald J. Williamson            Executive Officer and Director

      /s/ GREGORY T. STRZYNSKI          (Principal Accounting and               August 9, 2001
------------------------------------    Financial Officer)
        Gregory T. Strzynski            Chief Financial Officer

       /s/ MAUREEN C. CRONIN            Director                                August 9, 2001
------------------------------------
         Maureen C. Cronin

       /s/ J. DANIEL FRISINA            Director                                August 9, 2001
------------------------------------
         J. Daniel Frisina

          /s/ TED M. GANS               Director                                August 9, 2001
------------------------------------
            Ted M. Gans

        /s/ DONALD R. GORMAN            Director                                August 9, 2001
------------------------------------
          Donald R. Gorman

          /s/ ERIC HIPPLE               Director                                August 9, 2001
------------------------------------
            Eric Hipple

        /s/ RONALD J. ROLAK             Director                                August 9, 2001
------------------------------------
          Ronald J. Rolak

                                 EXHIBIT INDEX

     The following exhibits are filed as part of this report.

EXHIBIT
NUMBER     DESCRIPTION
-------    -----------
 2.1       Amended and Restated Asset Purchase Agreement by and between
           Colonel's Acquisition Corp. (later renamed AutoLign
           Manufacturing Group, Inc.), The Colonel's International,
           Inc., The Colonel's, Inc. and Donald J. Williamson dated
           November 23, 1998. Incorporated by reference to Appendix A to the Company's Definitive Proxy Statement filed with the
           Securities and Exchange Commission on December 7, 1998.
 2.2       First Amendment to Amended and Restated Asset Purchase
           Agreement by and between AutoLign Manufacturing Group, Inc.
           (formerly known as Colonel's Acquisition Corp.), The
           Colonel's International, The Colonel's, Inc. and Donald J.
           Williamson dated December 17, 1998. Incorporated by
           reference to Exhibit 2(b) to the Company's Report on Form
           8-K filed with the Securities and Exchange Commission on
           December 30, 1998.
 2.3       Agreement and Plan of Merger by and among The Colonel's
           International, Inc., The Colonel's Rugged Liner, Inc.,
           Rugged Liner, Inc., Triad Management Group, Inc., Aerocover,
           Inc., Ground Force, Inc., and certain shareholders of the
           foregoing, dated March 13, 1998. Incorporated by reference to Exhibit 2(a) to the Registrant's Current Report on Form
           8-K dated May 8, 1998.
 2.4       First Amendment to Agreement and Plan of Merger, by and
           among The Colonel's International, Inc., The Colonel's
           Rugged Liner, Inc., Rugged Liner, Inc., Triad Management
           Group, Inc., Aerocover, Inc., Ground Force, Inc., and
           certain shareholders of the foregoing, dated April 23, 1998.
           Incorporated by reference to Exhibit 2(b) to the
           Registrant's Current Report on Form 8-K dated May 8, 1998.
 3.1       Articles of Incorporation of the Company, as amended.
           Incorporated by reference from Exhibit 3.1 to the Company's
           Report on Form 10-Q for the period ended March 31, 1997.
 3.1.5     Amendment to the Articles of Incorporation of the Company.
           Incorporated by reference from Schedule 14C filed on March
           19, 2001
 3.2       Bylaws of the Company, as amended. Incorporated by reference from Exhibit 3.2 to the Company's Report on Form 10-Q for
           the period ended March 31, 1997.
 4.1       Bylaws of the Company defining the rights of the security
           holders incorporated by reference from Exhibit 3.2
 5.1**     Opinion of Butzel Long
10.1       The Colonel's International, Inc. 1995 Long-Term Incentive
           Plan, as amended to date. Incorporated by reference from
                          .
10.2       Sponsorship Agreement between the Company and the National
           Hot Rod Association, Inc. Incorporated by reference
           from
21**       Subsidiaries of the Registrant.
23*        Consent of Deloitte & Touche LLP.
24*        Powers of Attorney.

-------------------------
 * Filed herewith.
** To be filed by Amendment.